SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number 1-4566

THE MONTANA POWER COMPANY
401k RETIREMENT SAVINGS PLAN

NORTHWESTERN ENERGY, L.L.C.
40 EAST BROADWAY
BUTTE, MT 59701

The Montana Power Company 401k Retirement Savings Plan

Index to Financial Statements

Note: All other schedules are omitted because they are not applicable or the required information is shown in the Plan's financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201-5638
Telephone (971) 544-4000
Facsimile (971) 544-4100

Report of Independent Accountants

To the Participants and Retirement Committee of
The Montana Power Company 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Montana Power Company 401(k) Retirement Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information are the responsibility of the Plan's management. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 28, 2002

The Montana Power Company 401k Retirement Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2001

	Company Stock Fund	Participant Directed Funds	Total
Assets:			
Cash	$ (8,966)	$ 321,478	$ 312,512
Investments, at current value:			
The Montana Power Company Stock	21,399,273		21,399,273
All Other Investments		87,952,022	87,952,022
Participant Loans		3,998,047	3,998,047
Receivable from brokers for securities sold	8,969		8,969
Total Assets	21,399,276	92,271,547	113,670,823
Liabilities:			
Due brokers for securities purchased		320,692	320,692
Net Assets Available for Benefits	$ 21,399,276	$ 91,950,855	$ 113,350,131

The accompanying notes are an integral part of this statement.

The Montana Power Company 401k Retirement Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2000

	Company Stock Fund				
	Allocated to Employees	Unallocated Leveraged ESOP	Participant Directed Funds	ESOP Fund	Total
Assets:					
Cash		$ 211	$ 7,328,421	$ 25	$ 7,328,657
Investments, at current value:					
The Montana Power Company Stock	$ 106,923,247	21,246,673		8,532,380	136,702,300
All Other Investments			117,003,768		117,003,768
Participant Loans			6,960,188		6,960,188
Contributions Receivable:					
Employer Contribution		1,235,587			1,235,587
Participant Contribution			1,614,014		1,614,014
Receivable from brokers for securities sold	819,052		8,406,137	62,139	9,287,328
Dividends and Interest Receivable			203,727		203,727
Total Assets	107,742,299	22,482,471	141,516,255	8,594,544	280,335,569
Liabilities:					
Note Payable to The Montana Power Company		17,623,121			17,623,121
Due brokers for securities purchased			302,991		302,991
Net Assets Available for Benefits	$ 107,742,299	$ 4,859,350	$ 141,213,264	$ 8,594,544	$ 262,409,457

The accompanying notes are an integral part of this statement.

The Montana Power Company 401k Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2001

	Company Stock Fund				
	Allocated to Employees	Unallocated Leveraged ESOP	Participant Directed Funds	ESOP Fund	Total
Investment Income:					
Dividends and Interest			$ 1,193,349		$ 1,193,349
Contributions:					
Company	$ 639,402	$ 4,119,309	472,268	$ 8,991	5,239,970
Participants			4,229,286		4,229,286
Allocation of Montana Power Company Stock to Participants (Note 1)	3,405,227	(3,405,227)			
Transfers from Other Funds	893,616	15	12,534,715		13,428,346
Total Additions	4,938,245	714,097	18,429,618	8,991	24,090,951
Loss on Investments:					
Net Depreciation in Current Value of Investments	57,829,998	13,825,054	3,030,472	4,908,754	79,594,278
Participants' Withdrawals At Current Value:					
Cash			45,466,410		45,466,410
The Montana Power Company Stock	29,599,864			3,462,089	33,061,953
Transfer of Investments to Touch America (Note 4)	1,658,949	4,016,389	8,056,941	135,007	13,867,286
Transfer of Leveraged ESOP Note Payable to Touch America		(13,444,427)			(13,444,427)
Transfers to Other Funds	2,192,457		11,138,204	97,685	13,428,346
Note Payable, Interest Payments (Note 6)		1,176,431			1,176,431
Total Deductions	91,281,268	5,573,447	67,692,027	8,603,535	173,150,277
Net Decrease	(86,343,023)	(4,859,350)	(49,262,409)	(8,594,544)	(149,059,326)
Net Assets Available For Benefits:					
Beginning of Year	107,742,299	4,859,350	141,213,264	8,594,544	262,409,457
End of Year	$ 21,399,276	$ -	$ 91,950,855	$ -	$ 113,350,131

The accompanying notes are an integral part of this statement.

THE MONTANA POWER COMPANY
401k RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Description of the Plan:

The Montana Power Company (Company) 401k Retirement Savings Plan (Plan), formerly known as the Deferred Savings and Employee Stock Ownership Plan, was established by The Montana Power Company (MPC) to provide a means for regular savings and investment by employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions
Participation in the Plan is voluntary and an employee becomes eligible to participate immediately upon hire. Participants may make a pre-tax and/or after-tax contribution from one to sixteen percent of eligible compensation subject to Internal Revenue Code (IRC) limitations. Pre-tax contributions are tax deferred under Section 401(k) of the IRC. After-tax contributions are not tax deferred.

Employer Contributions
The Company contributes a matching percentage, which is determined as follows:

Non-Union Participants:

Deferral Percentage Eligible for Matching Contribution	Applicable Matching Contribution Percentage
4%	100%

Union Participants:

Deferral Percentage Eligible for Matching Contribution	Applicable Matching Contribution Percentage
4% - 6% *	90% - 100% *

*Dependent upon the various Collective Bargaining Agreement.

The participants' after-tax contributions are not matched by the Company.

Participant Accounts
Each participant's account is credited with the participant's contribution, the employer contribution and an allocation of the earnings of the Plan investments. Each account is charged with an allocation of administrative expenses. The amounts allocated for earnings and administrative expenses are based on the balance of each participant's account. The participant is entitled to the vested balance in the account.

Leveraged ESOP
In 1990, the Company purchased approximately 2 million shares of MPC stock in a leveraged ESOP arrangement. Through October 2001, the Company utilized leveraged shares plus shares purchased on the open market to match participant eligible contributions. MPC Stock was allocated to recognize contributions and dividends in participants' accounts in the same manner as if the Plan had not been leveraged. In addition, appreciation, if any, on the shares released from the Unallocated Leveraged ESOP during the period was also allocated to participants. However, depreciation on the shares released was not allocated to participants. The Company contributed the difference between the released share price and market price. The allocation to the participants was

NOTE 1 - Description of the Plan (continued):

accomplished through the transfer of 213,320 shares through October 31, 2001 from the Unallocated Leveraged ESOP at market price, at the time of transfer, and the purchase of additional shares, in the market, with cash contributions received from the Company.

Effective November 1, 2001, the leveraged ESOP provision was transferred to Touch America (see note 4).

Through September 30, 2000, the Plan repaid the principal and interest on the debt obligation (Note 6) by using the dividends on the unallocated shares and cash contributions by the Company. Effective fourth quarter 2000, the Company elected to suspend dividends on shares of common stock, and thus repaid the debt obligation solely with cash contributions by the Company.

Investment Tax Credit ESOP Contributions

Contributions to the ESOP Fund by the Company were based upon investment tax credits claimed by the Company based upon its property additions. Contributions to the ESOP Fund by the Company were made to the trustee in the form of MPC Stock, valued at the average closing prices of the common stock on the 20 consecutive trading days immediately preceding the date upon which the additional investment credit was claimed. Participants were eligible to make matching contributions in the form of cash or payroll deductions. Effective December 31, 1989, the Company had fully utilized all of its available investment tax credits and no further contributions to the ESOP Fund were made.

Vesting

Participants are immediately 100 percent vested in their personal contributions, Company contributions, earnings, and rollover contributions.

Participant Loans

A loan is granted to a participant who is an active employee and submits a written application to Mellon Employee Benefits Solutions (MEBS). The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 or 50 percent of the participant's vested account balance or the sum of the participant's pre-tax, after-tax, and rollover accounts. The interest rate for all such loans is the prime rate announced periodically by the U.S. Treasury, plus one percent. Each participant is only allowed to have two outstanding loans at a time. The maximum term of loans is generally five years, or twenty years for the purchase of a principal residence.

Investment Options

Upon enrollment in the Plan, participants may elect to have their contributions invested in any one, or a combination of the ten mutual funds available. Prior to November 1, 2001, Company contributions were invested in a Company Stock Fund. Effective November 1, 2001, Company contributions are invested in the same manner as the participants' pre-tax contributions.

Beginning November 1, 2001, participants have the option of selling their shares of Company stock and investing the funds into the mutual funds available.

Participants may elect to change their investment options daily.

Payment of Benefits

Withdrawals from the mutual fund accounts are paid in cash. Withdrawals of Montana Power stock are at the option of the employee, and may be in either cash or shares.

Plan Administration

Administration of the Plan is authorized by the Committee appointed by the Board of Directors of NorthWestern Energy. Effective November 1, 2001, the Plan's trustee changed from The Northern Trust Company to Boston Safe Deposit

NOTE 1 - Description of the Plan (continued):

and Trust. Recordkeeping duties of the Plan are handled by Mellon Employee Benefits Solutions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under ERISA to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the trustee would continue to hold, invest and administer the trust funds in accordance with the provisions of the trust agreement and make distributions from the trust in accordance with the provisions of the Plan pursuant to instructions filed with the trustee by the Committee upon such termination. In the event of Plan termination, all non-vested participants would immediately become vested.

NOTE 2 - Summary of Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001. Actual results could differ from those estimates.

Valuation of Investments

Assets invested in the Company Stock and mutual funds have been recorded at their current value as determined by quoted market prices based on reported closing prices at December 31, 2001 and 2000 on national securities exchanges or other markets, as applicable, and the unrealized appreciation or depreciation has been reflected in the Statement of Changes in Net Assets Available for Benefits.

The net appreciation or depreciation in the current value of investments presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Investment income and net appreciation (depreciation) in current value of investments are presented net of investment manager fees.

Payment of Benefits

Benefits are recorded when paid. Withdrawals payable to participants at December 31, 2001 and 2000 were $0 and $37,505,624 (see Note 3), respectively, and are included as a component of net assets available for benefits.

Contributions

Participant and employer contributions are transferred to the trustee or accrued in the period during which participant payroll deductions are made.

Plan Expenses

Participants who are granted loans are assessed a one-time loan origination fee. The investment manager fees are paid by the Plan. All other expenses attributable to the administration of the Plan are paid by the Company.

NOTE 3 - Special Retirement Program and Business Unit Divestitures:

The Company offered a Special Retirement Program (SRP) to certain eligible employees during 2000. Approximately 213 of these employees elected to withdraw their account balances from the Plan.

Effective October 31, 2000, the Company sold its oil and natural gas operations to PanCanadian. Of the 91 participants affected by the sale, 79 employees withdrew their account balances from the Plan.

On April 29, 2001, the Company's coal division operations were sold to Westmoreland. As a result of this sale, 446 participants withdrew their account balances, which amounted to approximately $17,000,000 and 669,000 shares of MPC stock.

NOTE 4 - Separation of Touch America:

The Plan was amended and restated to separate Montana Power and Touch America employees and to transfer the leveraged ESOP provisions and unallocated ESOP assets from the Plan to Touch America's retirement savings plan. Effective November 1, 2001, 432 Touch America participant accounts, which amounted to approximately $13,900,000, including 2,389,000 shares of MPC stock, were transferred to Touch America's retirement savings plan.

NOTE 5 - Tax Status:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 29, 1994, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the appropriate section of the IRC. Although the plan has been amended and restated since this date, the Company has currently requested a new letter, and both the Company and the Plan's tax counsel believe that the Plan is currently in compliance.

NOTE 6 - Plan Leveraging and Note Payable:

On January 22, 1990, the Company borrowed $40,000,000 at an interest rate of 9.2 percent to be repaid in equal installments over 15 years. The proceeds of this loan were lent on similar terms to the Plan, which purchased 3,844,594 shares of MPC Stock on the open market. Prior to November 1, 2001, the stock was used to fund the Company's matching requirements under the Deferred Savings portion of the Plan. The shares purchased by the Plan were allocated to participants in equal quarterly amounts over the 15-year term of the loan. Debt principal and interest payments were made quarterly utilizing Company contributions received under the Plan, plus dividends paid on the unallocated shares purchased by the Plan. Effective fourth quarter 2000, the Company elected to suspend dividends on shares of common stock.

On October 31, 2001, 810,616 shares remained unallocated. These shares were transferred to the Touch America retirement savings plan on November 1, 2001. As a result of the transfer of shares, the remaining note payable totaling $13,400,000 was also transferred to the Touch America plan.

Principal payments for 2001 and 2000 totaled $3,782,475 and $3,173,752, respectively. The principal payments do not affect net assets of the Plan. Such payments reduce both Plan assets and liabilities by an identical amount.

Interest expense for the Plan for 2001 and 2000 totaled $1,176,431 and $1,696,444, respectively, including accrued interest of $396,219 for 2000. There was no accrued interest for 2001.

NOTE 7 - Investments:

At December 31, 2001 and 2000, investments representing five percent or more of the Plan's net assets are as follows:

	December 31, 2001	December 31, 2000
*Montana Power Company Common Stock (3,721,607 and 6,588,059 shares)	$ 21,399,273	$136,702,300
Fidelity Management Trust Company Growth Equity Collective Trust Fund (0 and 1,877,389 shares)		$ 34,468,868
Union Bank Fixed Income Stable Value Fund (0 and 1,069,882 shares)		$ 16,522,989
Dreyfus Cash Management Plus Fund (13,473,179 and 0 shares)	$ 13,473,179	
Dodge & Cox Large Company Value Fund (466,175 and 0 shares)	$ 46,855,235	
Wells Fargo Large Company Growth Fund (330,831 and 0 shares)	$ 16,432,386	

* Represents non-participant directed investments, prior to November 1, 2001.

The Plan's investments in mutual funds and MPC common stock depreciated in value by $79,594,278 for the year ended December 31, 2001 as follows:

Mutual Funds	$ (3,030,472)
*Montana Power Company Common Stock	(76,563,806)
Total Investments	$(79,594,278)

* Represents non-participant directed investments, prior to November 1, 2001.

Note 8 - Non-Participant Directed Investments:

Subsequent to November 1, 2001, The Montana Power Company stock is no longer an investment option for participants. Information about the net assets and changes in net assets relating to non-participant directed investments is as follows:

	December 31, 2001	December 31, 2000
Montana Power Company Common Stock	$ 21,399,276	$121,196,193

	Year Ended December 31, 2001
Change in Net Assets	
Contributions	$ 4,767,702
Transfer to Touch America	(5,810,345)
Transfer of Leveraged ESOP Note Payable to Touch America	13,444,427
Net Depreciation	(76,563,806)
Participant Withdrawals	(33,061,953)
Transfers to Participant Directed Funds	(1,396,511)
Note Payable, Interest Payments	(1,176,431)
	$ (99,796,917)

NOTE 9 - Reconciliation of Financial Statements to Form 5500:

The following are reconciliations of the accompanying financial statements to the Form 5500:

	December 31, 2001	December 31, 2000
Net Assets Available for Benefits		
Net assets available for benefits per the financial statements	$113,350,131	$262,409,457
Benefit obligation currently payable		(37,505,624)
Net assets available for benefits per the Form 5500	$113,350,131	$224,903,833
Benefit Payments		
Participant withdrawals paid per the financial statements	$ 78,528,363	$ 77,378,035
Amounts related to accrued benefit payments not recorded in the financial statements	(37,505,624)	(27,696,014)
Benefit payments per the Form 5500	$ 41,022,739	$ 49,682,021

NOTE 10 - Subsequent Events:

The Plan adopted a new contribution limit. Effective January 1, 2002, the contribution limit for employee contributions has been increased to 20% of the participants salary.

Effective January 1, 2002, the Plan will apply the safe harbor approach to pre-tax and after tax contributions. There will no longer be a maximum highly compensated employee limit.

On February 13, 2002, MPC merged with Montana Power, L.L.C., a wholly owned subsidiary of Touch America Holdings, Inc (TAH). Pursuant to the related merger agreement, shareholders of MPC then became shareholders of Touch America Holdings, Inc. As of this date, shares of MPC common stock became shares of TAH common stock. Participants in the Plan were then given one share of TAH common stock for each share of MPC common stock held.

On March 26, 2002, the Plan transferred out 5 Montana Power Company executives to the Touch America Retirement Savings Plan. The related amount of assets transferred out of the Plan amounted to $2,052,087.

The Montana Power Company Employee Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value	Cost
*The Montana Power Company	Common Stock	$ 21,399,273	$ 41,732,663
Dreyfus Cash Management Fund	Money Market	13,473,179	
Vanguard Short Term Corporate Fund	Mutual Fund	155,523	
Vanguard Total Bond Index Fund	Mutual Fund	5,205,222	
Vanguard Institutional Index Fund	Mutual Fund	331,690	
Dodge & Cox Large Company Value Fund	Mutual Fund	46,855,235	
Wells Fargo Large Co. Growth Fund	Mutual Fund	16,432,386	
UAM ICM Small Company Fund	Mutual Fund	606,485	
Wasatch Small Cap Growth Fund	Mutual Fund	855,317	
Dreyfus International Value Fund	Mutual Fund	3,795,437	
Putnam International Growth Fund	Mutual Fund	241,548	
Participant Loans	5.75% - 10.00% Loans, Due 2002 - 2022	3,998,047	
Total Investments		$113,349,342	$ 41,732,663

* Represents non-participant directed investments, prior to November 1, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Montana Power Company Retirement Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE MONTANA POWER COMPANY AND SUBSIDIARIES EMPLOYEE RETIREMENT SAVINGS PLAN

Date: 6/28/02

By Ernie J. Kindt
Ernie J. Kindt
Controller